John Hancock Funds III
                               601 Congress Street
                           Boston, Massachusetts 02210

July 22, 2008

BY EDGAR

Brion R. Thompson, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request by John Hancock Funds III ("Registrant") for Withdrawal of Registration Statement on Form N-14 (File No. 333-151760)

Dear Mr. Thompson:

     Please accept this withdrawal request pursuant to Securities Act Rule
477 on behalf of Registrant. The relevant details concerning this request are as follows:

o    Name and CIK of Registrant: John Hancock Funds III (0001329954).

o    Accession number of filing that is the subject of the request:
     0001145443-08-001906.

o Circumstances associated with the request: Original filing did not include required pro forma financial information.

o 1933 Act Number that was newly generated with the registration statement filing on Form N-14 to be withdrawn: 333-151760.

o    No securities have been sold in connection with this offering.

     If you have any questions about this filing, please call George P. Attisano, at K&L Gates LLP, counsel to the Trust, at (617) 261-3240.

                                                     Very truly yours,

                                                     /s/ David D. Barr
                                                         -------------
                                                     David D. Barr